October 10, 2008

Mr. Larry Spirgel, Assistant Director

Mr. Joe Cascarano, Staff Accountant

Mr. Robert Littlepage, Accountant Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100F Street, N.E.

Washington, D.C. 20549

BY FAX AND FILED VIA EDGAR

Re:	Hutchison Telecommunications International Limited

Form 20-F for the fiscal year ended December 31, 2007

Filed May 9, 2008

File No. 001-32309

Dear Mr. Spirgel, Mr. Cascarano and Mr. Littlepage,

We refer to the letter we received from the Staff of the United States Securities and Exchange Committee (the “Commission”) dated August 28, 2008 regarding the annual report on Form 20-F for the fiscal year ended December 31, 2007 (the “Form 20-F”) filed by Hutchison Telecommunications International Limited (the “Company”) on May 9, 2008.

Set forth below are our responses to the comments raised by the Staff. The comments are repeated below in bold and followed by our response. Unless otherwise defined herein, capitalized terms used in this letter have the same meanings assigned to those terms in the Form 20-F. Page numbers stated below correspond to those of the Form 20-F. The Company has not amended the Form 20-F in connection with the Staff’s comments.

Report of Independent Registered Public Accounting Firm, page F-2

1.	Technical requirements for accountants’ reports specify that, among others, the accountant’s report shall be signed manually; and shall indicate the city and state where issued. See Rule 2-02(a) of Reg. S-X.

The Company received the manually signed accountant’s report on May 8, 2008, and the accountants’ report’s letterhead explicitly indicates the city where issued. However, the indications of the accountant’s signature by “/s/” and the issuing city in the edgarized accountant’s report were missing due to clerical oversight; Hong Kong does not have states or any analogous entities. The Company will ensure that its future filings include such indications in the accountant’s report.

Revenue Recognition, page F-19

2.	Explain to us the facts and circumstances of your arrangements that involve the sale of a mobile handset to distributors, dealers, or directly to customers, that form the basis for your recognition of revenue upon delivery. Also, tell us if the mobile handsets that you sell can be used on a competitor’s network. Please reference in your response the supporting accounting literature for your revenue recognition policy.

The Company and its subsidiaries (together the “Group”) sell mobile handsets under the arrangements described below:

(i)	Handsets are sold to customers (end-customers and distributors or dealers) on a stand-alone basis, usually at a profit;

(ii)	Handsets are sold to end-customers as part of multiple element arrangements (which typically include a handset sale and a fixed-term service contract), under which the handset sale is accounted for separately from the service contract; and

(iii)	Handsets are sold at subsidized price to end-customers entering into fixed-term service contracts; in these arrangements, the Group subsidizes the sale of the handset to secure the service contract by selling it at a price below its cost in order to acquire new customers or retain existing customers.

The mobile handsets sold by the Group are standard GSM and CDMA phones that can be used on other competitors’ networks. In some circumstances, the phones are SIM-locked such that they can only be used on another’s network upon unlocking by the user.

For mobile handsets sold to customers on a stand-alone basis, that is, arrangement (i) described above, the Group applies the revenue recognition criteria as set out in paragraph 14 of IAS 18. IAS 18.14 specifies that revenue from the sale of goods shall be recognized when all of the following conditions have been satisfied:

(a)	the entity has transferred to the buyer the significant risks and rewards of ownership of the goods;

(b)	the entity retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

(c)	the amount of revenue can be measured reliably;

(d)	it is probable that the economic benefits associated with the transaction will flow to the entity; and

(e)	the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Criteria (c) and (e) of IAS 18.14 are satisfied when the customer contracts to purchase a handset from the Group, since at that time the amounts of revenue and costs incurred for the sale can be measured reliably, because there is a fixed cost and sales price for the handset and any direct selling costs are easily determined. Criteria (a), (b) and (d) of IAS 18.14 are satisfied upon delivery of the handset, which generally occurs when the customer accepts the handset and the related risks and rewards of ownership. The Group transfers ownership of the handset on delivery and/or receipt of the purchase price, and at that time the customer is entitled to use it and bears the risks of ownership, subject to standard warranty terms. After delivery, the Group does not retain managerial involvement or effective control over the handset. In addition, the proceeds from the sale of handsets are usually received prior to or at delivery and are considered to flow to the Group. Based on the analysis, for sales made using arrangement (i), the Group recognizes revenue arising from the sale of mobile handsets at the time they are delivered to customers.

For the arrangements described in (ii) and (iii) above, the Group applies IAS 18.13, which requires that the revenue recognition criteria be applied to “separately identifiable components of a single transaction in order to reflect the substance of the transaction”.

Under arrangement (ii), the provision of handsets and services are considered economically separable transactions where more than one of the following conditions are met:

•	there is a separate market for handsets without services;

•	handsets can be readily unlocked and used on another operator’s network;

•	the sale of handsets is a line of business in its own right and can be treated as a revenue-generating activity; and

•	there is objective and reliable evidence of the fair value of handsets.

In these circumstances, the sale of goods revenue recognition criteria specified in IAS 18.14, as set out above, can be applied to the handset-sale component of a multiple element arrangement transaction. The Group recognizes the amount received for a handset (up to its fair value with reference to the latest selling prices of handsets to customers on a stand-alone basis) as revenue from the sale of a mobile handset upon delivery. The revenue being recognized is not contingent upon the delivery of service under the separate service contract. The amount received for services is recognized as service income when earned.

For sales made under arrangement (iii), the Group sells a handset, in connection with a service contract, at a loss. These types of handset sales are considered part of the Group’s strategy for acquiring new customers and retaining existing customers. The costs associated with these sales are considered an element of the cost of this strategy and these sales are treated as non revenue-generating transactions. Accordingly, the revenue from these types of handset sales is not recognized separately. Details of the Group’s accounting for handset subsidies are set out in item 3 below.

3.	Please tell us if you subsidize the cost of mobile handsets and if so, explain how you account for the subsidy and the basis for this accounting.

For mobile handset sales involving subsidies, the Group capitalizes the subsidy in cases in which the intangible asset recognition criteria set forth in IAS 38 are met, and the amount of the subsidy is amortized over the minimum enforceable contractual period of the related service subscription, that is, the fixed initial term during which the customer is required to pay a minimum monthly service fee and during which the Group has the right to charge a customer for any unexpired service fees if contract is terminated. Subsidies that fail to meet the criteria of IAS 38 are written off in the income statement as and when they are incurred.

In accordance with paragraphs 10, 18 and 21 of IAS 38, an intangible asset is recognized if (i) it is identifiable and controlled; (ii) the probability of future economic benefits can be established; and (iii) the cost of the asset can be measured reliably. Subsidies for handset sales are capitalized on the following basis:

•

An individual customer enters into a sales and service contract that covers both the purchase of the handset and the provision of service at a monthly charge for a fixed term. If the contract is terminated before the expiry of the fixed term, the customer is liable to pay fixed liquidated damages or an amount equal to the unpaid service fee for the balance of the fixed term and, in some cases, the non-subsidized price of the handset;

•

Procedures are put in place at the individual customer level to track the handset subsidy, including the unamortized portion of it, and to enforce the collection of liquidated damages for early termination;

•

The profitability of contracts covering both handset sales and service subscriptions can be demonstrated by taking into account the subsidy relating to the mobile handset, the margin from the service revenue and the relevant contract period; and

•

For these arrangements, the cost of the intangible asset is calculated by deducting the customer’s payment towards the handset from the cost of the handset. This payment by the customer is a reduction in the consideration paid to acquire or retain the customer and offsets the customer acquisition and retention costs being capitalized.

In accordance with IAS 38.97, the depreciable amount of an intangible asset with a finite useful life is allocated on a systematic basis over the asset’s useful life. IAS 38.94 states that the useful life of an intangible asset that arises from contractual or other legal rights shall not exceed the period of the contractual or other legal rights, but may be shorter, depending on the period over which the entity expects to use the asset. Under this standard, the Group uses the minimum enforceable contractual period as the useful life for the capitalized subsidies, and the capitalized subsidies are amortized over the minimum enforceable contractual period, which generally range from 18 to 24 months. If a customer terminates the contract prior to the end of the minimum enforceable contractual period, any unamortized costs are written off in the period in which termination occurs.

4.	Refer to your policy disclosure in footnote 3(z)(v) and explain to us, in detail, what it means to recognize revenue on a “time proportional basis, taking into account customers’ usage of the services.”

The policy in footnote 3(z)(v) describes the Group’s revenue recognition policy in respect of monthly service plans. For these plans, the related service fee is recognized on a straight line basis over the number of days in the relevant month, that is, on a time proportional basis. Any charges arising from usage in addition to that prescribed in the customer’s plan is recognized at the time when the service is provided.

Inventory

5.	Tell us if you hold mobile handsets in inventory. If so, tell us the amount of your inventory balance and explain your consideration of paragraph 9 of IAS 2 that requires inventories to be measured at the lower of cost or net realizable value.

The Group holds mobile handsets in its inventory. As at December 31, 2007, total inventory of the Group amounted to HK$515 million, including mobile handsets of HK$472 million.

IAS 2.9 requires inventories to be measured at the lower of cost and net realizable value.

IAS 2.10 states that the cost of inventories shall comprise all costs of purchase, cost of conversion and other costs incurred in bringing the inventories to their present location and condition. Accordingly, the cost of the Group’s mobile handsets in its inventories includes the purchase cost, the transportation costs and delivery costs of the handsets, and the cost is calculated using the weighted average cost method.

As defined in IAS 2.6, net realizable value of an item is the estimated selling price of that item in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. In other words, net realizable value refers to the net amount that is expected to be realized from the sale of inventory in the ordinary course of business. In accordance with IAS 2.30, estimates of net realizable value are based on the most reliable evidence available at the time the estimates are made, of the amount the inventories are expected to realize. These estimates take into consideration fluctuations in the price or cost directly relating to events occurring after the end of the period to the extent that such events confirm conditions existing at the end of the period.

In accordance with these standards, the Group determines the net realizable value of its mobile handsets in inventory on the basis of anticipated sales proceeds, by referring to the current market prices and future sales expectations, less estimated selling expenses in respect of all handsets inventory as they can be sold on a stand-alone basis or in connection with service subscriptions.

39. Subsequent Events, page F-67

6.	Please explain to us, in detail, the significant terms and substance of the Tower Transfer agreement and your basis for recognizing a gain on disposal of the towers. Please also address the following questions in your response to this comment.

On March 18, 2008, the Group’s 60%-owned subsidiary, PT. Hutchison CP Telecommunications (“HCPT”), entered into a conditional tower transfer agreement (“Tower Transfer Agreement”) with PT Profesional Telekomunikasi Indonesia (“Protelindo”). The significant terms of the Tower Transfer Agreement include:

•

HCPT agreed to sell its right, title and interest in up to 3,692 towers (except for HCPT’s equipment installed on the towers) for a cash consideration, assuming completion of the transfer of all towers, of US$500 million;

•	Completion of the sale is subject to certain conditions and is expected to be made in tranches over a 24-month period commencing on March 18, 2008; and

•	Towers that HCPT does not transfer to Protelindo within 24 months of the date of the Tower Transfer Agreement are excluded from the Tower Transfer Agreement.

Pursuant to the Tower Transfer Agreement, HCPT and Protelindo have entered into a master lease agreement (“Master Lease Agreement”), the significant terms of which are summarized below:

•

HCPT has been given the right (“Site Licence”) to access, occupy and use the capacity reserved for it on the sites acquired by Protelindo under the Tower Transfer Agreement (“Sites”) and related infrastructure (“Facilities”) for an initial term (“Initial Term”) of twelve years, which, at HCPT’s election, may be extended (the term through such extension, the “Extended Term”) for another six years;

•

HCPT must pay an agreed lease fee (“Lease Fee”) on a per-Site Licence basis, which covers the use of the Site plus the operating costs. The portion of the fee relating to the operating costs is subject to annual adjustments for inflation;

•

At the end of each of the Initial Term and the Extended Term (if applicable), HCPT has the option to acquire Protelindo’s right, title and interest in the Facilities at such Sites as HCPT may elect; the option purchase price is 31.5% of the sales price of the towers at the end of the Initial Term and 19.5% at the end of the Extended Term, as further described in item 6(d) below; and

•

If HCPT exercises either of the purchase options described in the previous bullet point, HCPT would be responsible for its pro rata share (based on the number of then current tenants of the Sites) of the operation and maintenance costs on the Facilities at the relevant Site. Protelindo would continue to be entitled to retain and enforce all revenue contracts in respect of such Sites, provided that Protelindo would remain responsible for the operation and maintenance services for these revenue contracts. HCPT would be required to permit Protelindo to perform under these revenue contracts, but otherwise will have no responsibility or liability under the revenue contracts.

The Group has decided to enter into the Tower Transfer Agreement for the tower sale because it believes that the transaction, being the first major tower sale transaction in Indonesia, represents a good opportunity to realize a gain from the increase in fair value of the towers resulting from favourable construction prices agreed with HCPT’s network provider in the past and continuing inflationary pressure in Indonesia. The Group determined that the transaction should be accounted for as a sale and leaseback transaction. Under IAS 17, the accounting treatment for a sale and leaseback transaction depends on the type of lease entered into and whether the sale and the subsequent leaseback have been established at fair value.

As discussed in more detail in item 6(b) below, HCPT has agreed to transfer its right, title, and interest in the towers to Protelindo upon each completion under the Tower Transfer Agreement, while under the Master Lease Agreement substantially all of the risks and rewards incidental to the ownership of those towers will not be transferred back to HCPT. Given the substance of these arrangements, and based on an analysis of the guidelines in paragraphs 10-12 of IAS 17, the lease should be classified as operating lease (rather than a finance lease) and the overall transaction considered as a sale and operating leaseback.

In accordance with IAS 17.62, in a sale and leaseback arrangement, if the lease is an operating lease and the lease payments and the sales price are at fair value, there has, in effect, been a normal sale transaction and any profit or loss on the sale is recognized immediately.

The Group has determined that the sales prices receivable by HCPT under the Tower Transfer Agreement and the leaseback rates payable by HCPT under the Master Lease Agreement are at fair value. Details supporting the determination that the sales price is at fair value are set out in item 6(a) below.

In determining if the lease payments represent fair value, the Group has benchmarked the Lease Fee under the Master Lease Agreement against the lease fee payable under another tower leasing deal (the “Comparative Deal”) recently concluded by HCPT with a third party telecommunications operator. The Lease Fee under the Master Lease Agreement represents an 8% discount to the Comparative Deal. The Comparative Deal is a pure operating lease transaction with a third party. On the basis that (i) the towers under the Comparative Deal are homogeneous as compared to the towers that may be leased under the Master Lease Agreement; (ii) the lease rate under the Comparative Deal was arrived at through negotiation with a third party operator; and (iii) the towers that HCPT has leased under the Comparative Deal are located on the same islands (Java and Sumatra) where most of the towers under the Tower Transfer Agreement are located, the Group considers the lease rate for the towers under the Comparative Deal to be a market rate and therefore a proxy to the leaseback transaction for the purposes of analyzing the fair value of lease payments. Considering that the total number of towers that may be leased under the Master Lease Agreement is more than the number of towers that HCPT expects to lease under the Comparative Deal, the further 8% downward adjustment on the lease rate from the Comparative Deal to arrive at the leaseback rate is agreed with Protelindo. As such, the Group considers the Lease Fee approximates fair value.

In conclusion, under IAS 17, the transaction should be accounted for as a sale and operating leaseback transaction and the resulting gain on disposal of the towers should be recognized in the income statement immediately since:

•

HCPT has agreed to transfer its right, title and interest in the towers to Protelindo upon each completion under the Tower Transfer Agreement, while the arrangements under the Master Lease Agreement will not transfer back to HCPT substantially all the risks and rewards incidental to the ownership of those towers, and the indicators of a finance lease are not present based on the analysis of the substance of the transaction and guidelines with reference to paragraphs 10 to 12 of IAS 17; and

•	The sale of the towers, subsequent leaseback and purchase option price at the end of the lease term have been determined to be at fair value.

a.	Explain how you are able to conclude that the sales price of the towers is clearly fair value. Compare for us the sales prices of the towers to their original cost, including any towers that are under construction.

The cost of the towers, including any towers that are under construction, is US$264 million.

The Group believes that the replacement cost approach is the most appropriate and objective method for determining the fair value of the towers covered by the Tower Transfer Agreement because (i) there is direct objective market evidence of the construction cost of towers that is highly reliable due to the competitiveness of the tower construction industry in Indonesia; (ii) the tower leasing industry is still at infancy stage and the tower leasing market information is less objective than that of tower construction cost; and (iii) the towers are specialized items of property and the market for tower lease transactions is not as active as the tower construction market. As the towers are newly completed in 2007 and 2008 with some still under construction, the Group considers that the depreciation element of the replacement cost is minimal. Hence, the fair value is benchmarked against the current price at the inception of the Tower Transfer Agreement.

The fair value of a tower site includes the fair value of (i) the tower itself, which the Group estimated by making reference to the average of market prices for construction of comparable towers quoted by five leading network vendors in a tendering process for building towers at or near the time of this tower sale transaction; (ii) the land leases; and (iii) other associated costs.

Using the replacement cost basis of valuation method, the aggregate fair value of the 3,692 towers approximates US$500 million, that is, the sale price of the towers under the Tower Transfer Agreement. Hence, the sale price for the towers is considered to be fair value.

b.	Provide us your analysis that is the basis for your conclusion that the lease of the towers should be treated as an operating lease. Also, explain to us your consideration of the guidance in paragraphs 10-12 of IAS 17.

IAS 17 requires a lease to be recognized as either a finance lease or an operating lease. The classification of a lease under IAS 17 is based on the extent to which risk and rewards incidental to ownership of a leased asset lie with the lessor or the lessee (IAS 17.7). A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership, while a lease is classified as an operating lease if it does not transfer substantially all the risks and rewards incidental to ownership (IAS 17.8).

HCPT has agreed to transfer its right, title and interest in the towers to Protelindo upon each completion under the Tower Transfer Agreement, while the arrangements under the Master Lease Agreement will not transfer back to HCPT substantially all the risks and rewards incidental to the ownership of those towers.

Under the Master Lease Agreement, the risks and associated costs in relation to the provision of the Facilities to HCPT are borne by Protelindo, specifically:

•

Site readiness – Upon receipt of HCPT’s request, Protelindo is required to perform all work that is reasonably necessary to make a Site ready for installation of HCPT’s equipment within a specified period;

•

Site access and management – Protelindo is required to provide access, security, repair and maintenance for the Facilities (other than for HCPT’s equipment) in accordance with agreed upon service levels. If Protelindo fails to meet these service levels, HCPT is entitled to compensation in the form of credits. Protelindo is also required to maintain the structural suitability of the Facilities;

•

No disruption – In the case of decommissioning, replacement, upgrade or renovation of the Facilities, Protelindo is required to ensure minimal disruption to HCPT’s business and provide HCPT with replacement facilities or allow HCPT to install temporary facilities free of charge;

•

Insurance – Protelindo is required to maintain adequate insurance coverage for the Facilities, that is, insurance in an amount not less than full replacement cost of the Facilities. HCPT and other lessees are required to insure their own equipment that is attached to the Site.

IAS 17 also specifies that whether a lease is a finance lease or an operating lease depends on the substance of the transaction rather than the form of the contract. Paragraphs 10-12 of IAS 17 provide examples of situations and indicators of situations that, individually or in combination, which would normally lead to a lease being classified as a finance lease. The table below provides the Group’s analysis of this transaction with reference to the guidance in these paragraphs of IAS 17.

IAS	Examples / Indicators of situations	Yes / No
17.10(a)	The lease transfers ownership of the asset to the lessee by the end of the lease term.	No – The Master Lease Agreement does not contain a mandatory repurchase term. The transfer of ownership of the asset to the lessee will only occur if HCPT exercises its purchase option, which it may decide at its sole discretion. Therefore, this condition is not met.

IAS	Examples / Indicators of situations	Yes / No
17.10(b)	The lessee has the option to purchase the asset at a price that is expected to be sufficiently lower than the fair value at the date the option becomes exercisable for it to be reasonably certain, at the inception of the lease, that the option will be exercised.	No – As set out in item 6(d) below, the purchase option price of the Facilities at the end of the Initial Term is US$157.5 million and at the end of the optional Extended Term is US$97.5 million, being 31.5% and 19.5% of US$500 million respectively. As discussed in item 6(c) below, the expected fair value of the Facilities calculated using depreciated replacement cost of the towers at the end of the Initial Term is US$167 million. A reasonable range for the fair value of the Facilities at the end of the Initial Term is 5% above or below the depreciated replacement cost of the Facilities, that is, within a range of US$159 million to US$175 million. At the end of the Initial Term, the purchase option price of US$157.5 million approximates the lower end of the range of the fair value at that time estimated using the approach as described in item 6(c). For the purchase option price at the end of the Extended Term, it is higher than the fair value of the Facilities at the end of the Extended Term of zero, based on the depreciated replacement cost method. The purchase option prices, are therefore, not significantly lower than the fair value of the Facilities as at the exercisable dates. In addition, there is no economic compulsion for HCPT to renew the lease or purchase the towers. HCPT may lease towers from other operators in the future and it has actually entered into the Comparative Deal with a third party telecommunications operator in Indonesia during the year. As a result, the purchase options included in the Master Lease Agreement are concluded without reasonable certainty that such options will be exercised at the relevant exercise dates.

IAS	Examples / Indicators of situations	Yes / No
17.10(c)	The lease term is for the major part of the economic life of the asset even if title is not transferred.

No – The lease term of 12 years covers 67% of the estimated economic life of the asset.

Lease term – Based on the analysis below with reference to IAS 17.11(c), the lease rate for the Extended Term (years 13 to 18) is not substantially below the market rate. At the inception of the Master Lease Agreement, it was unlikely that HCPT would exercise the option for extension. This assessment remains unchanged as HCPT continues to expect that it will consider other options for tower facilities at the end of year 12, including leasing similar tower facilities from other tower operators given the negligible downtime and minimal disruption to HCPT such a switch would be expected to involve. The decrease in rental for year 13 (10% lower than the rental in year 12) reflects the expected future competitiveness of the industry in view of the abundant supply of towers in Indonesia. In addition, the last three years of the Extended Term exceeds the useful life of HCPT’s telecommunications assets. Hence, given that HCPT is not interested in the tower leasing industry and the sunk cost of maintaining the towers for a period exceeding its business’s useful life of 15 years in accordance with the group policy determined by considering the towers’ expected utilization period to HCPT, the Group does not consider the exercise of lease extension option to be reasonably certain. Therefore, the lease term should be determined as 12 years, being the initial fixed term of the Master Lease Agreement.

Economic useful life – The economic useful life of the towers is considered to be 18 years, which is consistent with the terms of the contract. The Initial Term of the lease is 12 years. HCPT may extend the lease for another 6 years at its election. This is supported by a recent survey on the telecommunications industry performed by a professional firm which indicated that the average economic useful life of towers used by telecom operators is about 18 years.

IAS	Examples / Indicators of situations	Yes / No
17.10(d)	At the inception of the lease the present value of the minimum lease payments amounts to at least substantially all of the fair value of the leased asset.

No – The present value of the minimum lease payments represents 85% of the fair value of the leased asset.

Components of minimum lease payments – These include lease payments during the 12-year Initial Term, but not the lease payments during the Extended Term.

Fair value of the tower facilities (leased asset) – HCPT is not leasing the full capacity of the tower and Protelindo has the right to lease the remaining capacity to other telecom operators. The maximum capacity of a tower is two to three base transceiver stations (“BTS”). The remaining capacity could only be leased to other telecom operators on condition that this would not cause interference to the network connection of HCPT within the tower. As mentioned above, given that there is currently no market-based evidence of similar transactions in Indonesia and the infancy of the local tower leasing business, the Group considers that the replacement cost approach (under which the Group refers to results of the tender process for building of towers comparable to the subject assets of the transaction and at a time close to the date of the transaction) is the most appropriate and objective method in deriving the fair value of the towers. The Group believes that the likelihood of these towers being leased to another telecom operator is low on the grounds as mentioned below:

•        Before the tower co-location regulation was put into effect in March 2008, there was no obligation for a telecommunication operator to share its towers with other operators. The move towards a single owner of towers that leases space to multiple operators is a very new phenomenon in the Indonesian market and has not been widely adopted at this time.

•        Currently each telecommunication operator in Indonesia generally has its own towers on which to hang its BTS, especially in more developed areas like Sumatra and Java, the regions in which the towers covered by the Master Lease Agreement are located.

IAS	Examples / Indicators of situations	Yes / No
17.10(d)	(continued)

•        Given the competitiveness of the industry and the abovementioned regulatory changes in Indonesia, the Group expects that the entry barriers for new mobile telecommunication industry entrants in the next 12 years will remain high.

•        The tower leasing business in Indonesia is being taken a early lead by the established dominant operators.

Other buyers of these towers may have a different view on the likelihood of leasing space to other operators in determining the purchase price for such towers. However, as a result of recent changes in the related legislation in Indonesia as mentioned above and the fact that there is some tower leasing activities on-going in Indonesia, the Group cannot rule out the possibility of a future market demand for the remaining capacity, especially in anticipation of the consolidation which may take place amongst the market players, as well as market competition which may drive the players to go for the leasing route rather than the building route in order to reduce operating expenses and maintain a more flexible cost structure.

As the estimate of the probability of leasing out the remaining capacity is highly judgmental, the Group considers that it is more objective to measure the fair value of the leased portion using the income approach on the basis that the leasing of tower capacity to HCPT is the only secure source of income at the time of the sale and leaseback transaction when the regulation was put into effect.

IAS	Examples / Indicators of situations	Yes / No
17.10(d)	(continued)

Applying such income approach, the fair value for the capacity leased by HCPT is estimated at US$350 million, being the discounted cashflow generated from the contractual lease payments over the 18-year period (inclusive of the lease extension period).

Given the uncertainty in the commercial environment at the time of the transaction, the difference between the US$500 million and the US$350 million seems to be a logical representation of the risks to be borne by Protelindo based on the following grounds –

(i)     it seems to be reasonable to assume that a substantial portion of the fair value of the towers is attributable to the income stream of HCPT as it was the only secure source of income at the time of the transaction;

(ii)    the difference of US$150 million would be attributable to the fair value of the remaining slots. Such a low value, compared to the value ascribed to the slots leased by HCPT, is not unreasonable given that the Group believes that there is a low possibility of being able to lease the remaining slots;

(iii)  this is Protelindo’s first step in entering into the Indonesian tower leasing business and they may have decided to enter into this transaction having considered the potential of earning a higher return when more towers are bought/ built and thereby allowing economies of scale to be achieved under an expanded network of towers.

Using the fair value of the leased portion of the tower facilities of US$350 million for the calculation, the present value of the minimum lease payments is estimated to be about 85% of the fair value of the leased asset. This does not represent substantially all of the fair value of the leased asset. Accordingly, this condition is not satisfied.

IAS	Examples / Indicators of situations	Yes / No
17.10(e)	The leased assets are of such a specialized nature that only the lessee can use them without major modifications.	No – The towers and the facilities on them can be used by other operators without major modification.

17.11(a)	If the lessee can cancel the lease, the lessor’s losses associated with the cancellation are borne by the lessee.	No – HCPT is not allowed to cancel the lease.

17.11(b)	Gains or losses from the fluctuation in the fair value of the residual accrue to the lessee (for example, in the form of a rent rebate equaling most of the sales proceeds at the end of the lease).	No – HCPT does not bear the risk of fluctuation in the residual fair value of the tower facilities because HCPT has only an option to purchase the asset and it is not required to do so. As discussed above under IAS 17.10(b), the purchase option is exercisable solely at the discretion of HCPT and such purchase option price has been set at a fixed amount that is not substantially below its fair value as at the exercisable date. Accordingly, it is not reasonably certain that HCPT will exercise either the purchase option or the renewal option. HCPT could enjoy the right to any gains in the residual value above the purchases option price, but only by exercising the purchase option. However, HCPT would not be subject to any losses if the fair value of the asset is less than the purchase option price. Moreover, the Group believes that the probability of any significant gains is low. Accordingly, this condition is not satisfied.

17.11(c)	The lessee has the ability to continue the lease for a secondary period at a rent that is substantially lower than market rent.	No – Rent for years 13 to 18 is 90% of the inflation adjusted rent for year 12. Based on the lease rate offered to HCPT by another tower company for years 13 to 18 under similar lease terms, this rent is not substantially lower than the market rent. In addition, as discussed above under IAS 17.10(c), there is no economic compulsion for HCPT to exercise the lease extension option as the 10% downward adjustment in rental for year 13, if the lease extension option is exercised, merely reflects the future competitiveness of the industry.

Based on the analysis of the facts and circumstances with reference to the examples and situational indicators provided by IAS 17, the Group believes that HCPT has transferred to Protelindo all its right, title and interest in the towers under the Tower Transfer Agreement while it did not transfer back substantially all the risks and rewards incidental to the ownership of those towers as a result of the arrangement under the Master Lease Agreement, and the indicators of a finance lease are not present based on the analysis of the substance of the transaction. Accordingly, the transaction should be treated as an operating lease.

c.	Tell us what you expect the fair value of the tower facilities will be at the option exercise date(s).

As set out in item 6(a) above, the fair value of the assets to be sold under the Tower Transfer Agreement is approximately US$500 million, as determined using the replacement cost method. In assessing the depreciated cost of the tower facilities at the option exercise date, that is, at the end of the Initial Term, the age, condition and obsolescence of the assets should be considered. In view of the fact that the tower leasing business is still at infancy stage and the changing market dynamics in the industry would render the assumptions of the market demand to be highly subjective, the Group is of the view that rolling forward the replacement cost with application of straight-line depreciation is the most objective method of arriving at the fair value of the purchase option at the option exercise date. However, in view of the future abundant supplies of towers caused by the recent changes in regulation, the Group considers that there is a potential downside in fair value of the option at the exercise date in Year 12 calculated with the application of straight-line depreciation. The estimation of downside is particularly subjective as a result of uncertain market demand at this juncture and the Group considers that the straight-line depreciation method remains the most conservative and objective method in assessing if the option is a bargain purchase option. With the tower facilities’ economic useful life being 18 years, the depreciated replacement cost of the tower facilities, which is representative of the estimated fair value of the tower facilities, at the end of year 12 is US$167 million, that is, 33% of US$500 million. A reasonable range of fair value of the towers is 5% above or below the depreciated replacement cost of the towers, that is, within the range of US$159 million to US$175 million. The purchase option price of US$157.5 million approximates the lower end of the range. At the end of the optional Extended Term of 18 years, the fair value of the tower facilities is zero, based on the depreciated replacement cost method of fair valuation. Hence, the purchase option prices are not substantially below the fair value of the tower facilities at the options exercise dates.

d.	Tell us the terms of the options to acquire Protelindo’s right, title and interest in the facilities.

Under the Master Lease Agreement, HCPT has options to acquire Protelindo’s right, title and interest in all of the tower facilities at a pre-agreed price at the end of the 12-year Initial Term and again at the end of the 18-year Extended Term (if HCPT has exercised its option to extend the lease). The purchase option price of the tower facilities at the end of year 12 is 31.5% of the US$500 million sales price under the Tower Transfer Agreement and at the end of year 18 is 19.5% of the sales price.

If HCPT exercises either of the purchase options, HCPT would be responsible for its pro rata share (based on the number of then current tenants) of the operational and maintenance costs on the Facilities. Protelindo would continue to be entitled to retain and enforce all revenue contracts in respect of the Sites, provided that Protelindo would remain responsible for the operation and maintenance services for these revenue contracts. HCPT would be required to permit Protelindo to perform under these revenue contracts, but would otherwise have no responsibility or liability in relation to the revenue contracts.

In connection with responding to the Staff’s comments, the Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the Form 20-F, please contact Mr. Nicky Lee at (852) 2128 3163.

Very truly yours,

/s/ Christopher J. Foll
Christopher J. Foll
Chief Financial Officer